Exhibit 19.1
PIEDMONT OFFICE REALTY TRUST, INC.
INSIDER TRADING POLICY
October 23, 2024
The board of directors (the “Board”) of Piedmont Office Realty Trust, Inc., a Maryland corporation (the “Company”), has adopted this Insider Trading Policy (this “Policy”) for its directors, officers, employees and select consultants. This Policy concerns: (1) the handling of material, nonpublic information relating to the Company and other companies with which the Company has had a business relationship, and (2) the buying, selling or otherwise transacting in securities of the Company and such other companies.
Federal and state securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of material information about that company that is not generally known or available to the public. These laws also prohibit persons who are aware of such material, nonpublic information from disclosing this information to others who may trade. Companies and their Board, officers and supervising employees are also subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.
It is important that you understand the breadth of activities that constitute illegal insider trading and the consequences, which can be severe. Both the U.S. Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange investigate and are very effective at detecting insider trading. The SEC, together with the U.S. Attorneys, pursue insider trading violations vigorously. Cases have been successfully prosecuted against trading by employees through foreign accounts, trading by family members and friends, and trading involving only a small number of shares.
This policy is designed to prevent insider trading or allegations of insider trading, and to protect the Company’s reputation for integrity and ethical conduct. In addition, to promote compliance with insider trading laws, it is the Company’s policy not to engage in any transactions in Company securities in violation of insider trading laws. It is your obligation to understand and comply with this policy. Should you have any questions regarding this policy, please contact the Compliance Officer of the Company.
1.    Groups; Summary of Restrictions
For purposes of this Policy, each Company director, officer, employee and consultant will be categorized into one of three groups. Different restrictions contained in this Policy apply to each group. All employees are in Group One unless otherwise described below or notified of being placed in a different category by the Compliance Officer. The Compliance Officer will work with the Company’s management team to determine the appropriate group for each director, officer, employee and consultant, and the Compliance Officer will notify each director, officer, employee and consultant of the group into which he or she is placed initially and if at any time he or she is placed into a different group.

For reference, the Chair of the Audit Committee is Kelly Barrett and the designated Compliance Officer is Pierre Dait.
You should read this entire Policy. However, for your convenience, the following is a summary of the restrictions that apply to each group under this Policy:
Group One -- Members of Group One are required to comply with the restrictions on (1) trading in securities while in possession of material, nonpublic information (“insider trading”), as described in Section II, and (2) disclosing material, nonpublic information to others (“tipping”), as described in Section III.
Group Two -- Certain of the Company’s officers, and other individuals with regular access to material, nonpublic information are in Group Two (including but not limited to employees who prepare or have access to financial reporting and forecasting information and senior leadership team members who are not placed in Group Three). In addition to the general prohibitions against insider trading and tipping, members of Group Two may only purchase or sell Company securities during the trading windows described in Section IV and are required to pre-clear most transactions with the Compliance Officer, as described in Section V.
Group Three -- Members of the Board and certain senior officers are in Group Three, whose members are subject to the same restrictions as apply to Group Two. In addition, members of Group Three will be notified separately of certain other trading restrictions and reporting requirements imposed on them by the federal securities laws and the rules and regulations of the SEC.
In addition, regardless of group affiliation, any director, officer, employee or consultant of the Company may be temporarily prohibited from buying or selling Company securities during special blackout periods. These special blackout periods are described in Section IV.
This Policy is designed to promote compliance with insider trading laws, rules and regulations, as well as listing standards applicable to the Company. In addition, it is the Company policy not to engage in transactions involving the Company securities in violation of applicable laws.
2.    Insider Trading Prohibited
General Rule. No Company director, officer, employee or consultant may purchase or sell Company securities while he or she is in possession of material, nonpublic information relating to the Company. This restriction does not apply to certain “Permitted Transfers,” which are discussed in Section VI of this Policy.
Directors, Officers, Employees and Consultants. This Policy applies to all directors, officers, employees and consultants of the Company and its subsidiaries. Each provision of this Policy that applies to a director, officer, employee and consultant also applies to:
•family members or other persons with whom they share a household;

•family members or other persons who principally rely on the director, officer, employee or consultant for their financial support, regardless of where those persons reside; and
•any entity (a) over which they have control or influence with respect to a transaction in securities (e.g., a trustee of a trust or an executor of an estate) or (b) in which they have a material financial interest (for example, a trust of which the employee is a beneficiary).
Likewise, references to “you” in this Policy also include each of the people and entities listed above with respect to you. Because the people and entities listed above are covered by this Policy, you will be responsible for their transactions in Company securities and, in order to maintain your compliance with this Policy, you should ensure that they do not purchase, sell, or make a bona fide gift of Company securities without your clearance.
This Policy continues to apply to your transactions in Company securities even after you have terminated employment or other services to the Company as follows: if you are aware of material, nonpublic information when your employment or service relationship terminates, you may not trade in the Company’s securities until that information has become public or is no longer material.
Other Persons. It may be appropriate, in some circumstances, for persons who are not employed by the Company (in addition to those listed above) to be subject to the same restrictions as Company employees and other “insiders.” If you are aware of a situation in which a consultant, advisor, contractor or other person not employed by the Company will have access to material, nonpublic information about the Company, you should bring this situation to the attention of the Compliance Officer, who will make appropriate arrangements to protect the Company.
Material, Nonpublic Information.
Material. Information is considered “material” if:
•a reasonable investor would consider it important in making a decision on whether to buy, sell or hold the security;
•a reasonable investor would view the information as significantly altering the total mix of information in the marketplace about the company that issued the security;
•or
•the information could reasonably be expected to have a substantial effect on the price of the security.
Nonpublic. Information is nonpublic until it has been “publicly disclosed,” meaning that it:
•is published in such a way as to provide broad, non-exclusionary distribution of the information to the public; and

•has been in the public domain for a sufficient period of time to be absorbed by the market and reflected in the price of the related securities.
Examples of public disclosure include the issuance of a press release or the filing of an appropriate report with the SEC. Information is generally considered to be “nonpublic” until the expiration of a period of two full trading days after the information is released to the general public. However, this period varies depending on the type of information released, the market’s expectations relating to the subject matter of the release, and the market’s reaction after the information is released.
Examples of material, nonpublic information might include information about:
•the Company’s financial or operating results, whether for completed periods or relating to expectations for future periods;
•the gain or loss of a substantial tenant or any significant change in the business relationship with such a business partner;
•the Company entering into or the termination of any significant contract;
•a material impairment or change in the value of the Company’s assets;
•the filing of litigation or claims against the Company, developments in pending litigation or governmental investigations or proceedings, or other contingent liabilities affecting the Company;
•negotiation of a joint venture, merger or acquisition;
•news of a significant purchase or sale of assets;
•changes in top management;
•significant labor negotiations    or disputes;
•significant accounting developments;
•changes in dividend policies;
•the declaration of a stock split;
•the Company’s plans relating to its capital structure or outstanding securities, including issuances or repurchases of common stock or debt securities;
•information about possible changes in the Company’s credit ratings;
•information concerning data securities breaches or other cyber security events impacting the Company or any of its substantial tenants or business partners;
•a significant disruption in the Company’s operations; and
•any other events that require the Company to file a Current Report on Form 8-K with the SEC.
Information may be material whether it is favorable or unfavorable to the Company. The list of examples provided above is merely illustrative, and there are many other types of information and events that may be material at any particular time, depending on the circumstances. Where there is any possibility that an item may be considered “material,” you should treat it as such and you should confer with the Compliance Officer if you would like to review any specific situation.

Other Companies. While this Policy prohibits trading in Company securities while you are in possession of material, nonpublic information about the Company, it also prohibits trading in securities of any other company about which you learn material, nonpublic information in the course of performing your duties for the Company. For example, you may be involved in a transaction in which the Company expects to enter into (or terminate) a substantial business relationship with another company, or acquire another company, buy a substantial amount of its stock or enter into a joint venture with the company. Even though the size of the transaction may be immaterial to the Company, it may be material to the other company. This Policy prohibits you from trading in the securities of that company, or any other company that may be directly or indirectly impacted by such transaction, while aware of this nonpublic information or from tipping others regarding the information.
Securities; All Transactions. This Policy prohibits certain transactions in the “securities” of the Company. Although it is usually the case that the information you gain will be material with respect to the Company’s common stock, any securities that the Company issues, such as debt securities or preferred stock, are also subject to this Policy. This Policy also applies to stock options and other derivatives related to Company securities, as discussed below. Purchases, sales, and bona fide gifts of Company securities are subject to the insider trading laws and the provisions of this Policy, whether they are executed in the public markets or in private transactions, and whether you execute the transaction directly or indirectly through another person or entity.
Investments. The Company expects its directors, officers, employees and consultants not to engage in speculative transactions that are designed to result in profit based on short-term fluctuations in the price of Company securities. If you do purchase Company securities, the Company strongly encourages you to do so with the expectation of owning those securities for an extended period of time -- at a minimum, for six months. The Company recognizes, of course, that your personal circumstances may change due to unforeseen events, in which case you may be forced to more quickly liquidate Company securities that you originally purchased with the intent of holding as a long-term investment.
Derivative and hedging transactions in Company securities by directors, officers, employees and consultants are strictly prohibited, including, but not limited to:
Short Sales. A “short sale” is a transaction involving securities which the seller does not own at the time of sale or, if the securities are owned by the seller, where they will be delivered on a delayed basis (meaning that the securities are not delivered within 20 days after the sale or deposited in the mail or other usual channels of transportation within five days after the sale). Selling securities “short” is consistent with an expectation that the price of the securities will decline in the near future and is often speculative in nature. Short selling may arouse suspicion in the eyes of the SEC that the person was trading on the basis of material, nonpublic information, particularly when the trading occurs before a major company announcement or event. Accordingly, the Company’s directors, officers, employees and consultants are prohibited from engaging in “short sales” of Company securities.

Options and Derivative Securities. Derivative securities are securities contracts or arrangements whose value varies in relation to the price of Company securities. For example, derivative securities would include exchange-traded put or call options, as well as individually arranged derivative transactions, such as prepaid forwards. Many forms of derivatives are speculative in nature (meaning that their value fluctuates based on short-term changes in the price of the Company’s securities), and the purchase or sale of such derivatives by Company employees could motivate them to take actions that are in conflict with the long-term interests of other stockholders and could also cause the appearance of misuse of material, nonpublic information. Accordingly, the Company’s directors, officers, employees and consultants are prohibited from purchasing or selling derivative securities, or entering into derivatives contracts relating to Company securities. The prohibition on transactions in derivatives does not apply to stock options and other interests issued under the Company’s employee benefit plans. If you have any question as to whether a particular type of arrangement or derivative transaction is permitted under this Policy, you should contact the Compliance Officer.
Pledged Stock; Margin Loans - General Rule. Sales of the Company’s securities that you have pledged as collateral for a loan or which are held in a margin account have no special exemption from insider trading laws or this Policy. Accordingly, even though entering into such arrangements would not be considered a sale, and would not be subject to restrictions under this Policy, you should be extremely careful when pledging Company securities, utilizing a margin loan in a brokerage account or otherwise using your Company securities as collateral for a loan.
Under pledge or margin arrangements, a lender or broker is entitled to sell securities which you have deposited as collateral for loans, if the value of your securities falls below a specified level or in certain other circumstances. Even though you did not initiate the sale or control its timing, because it is still a sale for your benefit, you may be subject to liability under insider trading laws if the sale is made at a time when the “window” is closed (as described below) or you are in possession of material, nonpublic information. Accordingly, such a sale must be made in compliance with the restrictions under this Policy that apply to you, such as trading windows and pre-clearance requirements. As a result, if you pledge your Company securities or use Company securities to secure a margin loan, you may be forced to take actions (for instance, depositing additional money or selling other securities) in order to avoid your lender or broker selling your Company securities at a time that would result in a violation of insider trading laws or this Policy. Similar cautions apply to any other arrangements under which you have used Company securities as collateral.
Pledged Stock; Margin Loans - Prohibited for Group Three. Pledging of Company securities or other uses of Company securities as collateral for a loan (margin loans in brokerage accounts, as collateral for a bank or other loan, or otherwise) are prohibited for members of Group Three.
Gifts Subject to Same Restrictions as All Other Securities Trades. No insider may give or make any other transfer of Company securities without consideration (e.g., a gift) during the period when the insider is not permitted to trade.

Safest Time for Transactions. All employees and consultants, whether or not subject to the trading windows or pre-clearance procedures described in this Policy, are reminded that the safest time for transactions in Company securities will generally be a few days after the release by the Company of financial information relating to a completed quarter. The appearance of improper trading may increase as the Company approaches the end of the next fiscal quarter.
3.    Unauthorized Disclosure of Material, Nonpublic Information Prohibited
General Rule. No director, officer, employee or consultant may disclose material, nonpublic information about the Company or any company with which the Company deals to anyone outside of the Company, unless authorized to do so.
Tipping. Under the federal securities laws, you can be held responsible not only for your own insider trading, but also for securities transactions by anyone to whom you disclose material, nonpublic information. Even if those to whom you disclose such information do not trade while aware of the information, you can be responsible for the trades of persons who received material, nonpublic information indirectly from you, if you are the ultimate source of their information.
Discussing or Recommending Company Securities. The Company recognizes that employee enthusiasm for the Company and its business prospects is a vital element of the Company’s success. You should, however, use extreme caution when discussing the Company or its securities with anyone outside of the Company. In the course of discussing the Company or its securities, accidental disclosure of material, nonpublic information can occur and can be viewed as “tipping.” Likewise, recommendations of the Company’s securities can also result in embarrassing situations for you or the Company if you make a recommendation at a time when there is a pending announcement of material, nonpublic information by the Company, even if you are unaware of that information.
Internet Postings and Discussions. No director, officer, employee or consultant may disclose information about the Company on the Internet or in discussions or “chats,” regardless of whether such information is material or already public. More specifically, you may not post any information about the Company or its securities on any website or in any form of “chat,” including discussion forums, blogs and social media (such as Facebook, Twitter, Instagram, Snapchat, Reddit, Pinterest, YouTube and other social media networks). Postings of information about public companies and their securities in these media are typically made by unsophisticated investors who are sometimes poorly informed, and such postings are often carelessly stated or, in some cases, malicious or manipulative and intended to benefit their own stock positions. In addition, disclosures of material, nonpublic information through this type of media may amount to a “tip” or leak of such information, in violation of this Policy and applicable law. Accordingly, no director, officer, employee or consultant of the Company may discuss the Company or Company-related information in these media, regardless of the situation.
Authorization to Disclose Material, Nonpublic Information. The Company authorizes only certain directors, officers, employees and consultants to make public disclosures of material, nonpublic information or to confer with persons outside the Company regarding such information (for example, the Company’s auditors, outside counsel and other advisors). Unless you are authorized to do so by the Chief Executive Officer or the Chief Financial Officer, you should not discuss material, nonpublic information with anyone not in the Company. Even in discussions with other Company employees, you should consider the consequences of disclosing material, nonpublic information to them. For example, by doing so, you would preclude those persons from trading in Company securities until the information is publicly disclosed. Accordingly, you should restrict the communication of material, nonpublic information to those directors, officers, employees and consultants having a need to know in order to serve the Company’s interests.
Regulation FD (Fair Disclosure). There are SEC rules and regulations banning selective disclosure of material information relating to public companies. Generally, these regulations provide that when a public company (such as the Company) discloses material, nonpublic information, it must provide broad, non-exclusionary public access to the information (for example, through press releases, conference calls or webcasts). Violations of these regulations can result in SEC enforcement actions, resulting in injunctions and severe monetary penalties. Regulation FD applies largely to a limited group of senior officers and the investor relations personnel who regularly communicate with securities market professionals and shareholders. Remember that no other Company directors, officers, employees or consultants are authorized to communicate information regarding the Company with securities market professionals, shareholders or members of the media.
Non-Disclosure Agreements. Directors, officers, employees and consultants involved in transactions or other negotiations that require disclosure of material, nonpublic information with parties outside of the Company should generally have those to whom such information is being disclosed sign a non-disclosure agreement. The non-disclosure agreement will require that the recipient of information not disclose the information to others and require the recipient not to trade in Company securities while in possession of such information. You should confer with the Compliance Officer whenever a non-disclosure agreement may be needed.
4.    Trading Windows
Standard Trading Windows. Members of Groups Two and Three may only purchase, sell or make a bona fide gift of Company securities:
•during the designated trading windows described below, and
•when the individual is not otherwise in possession of material, nonpublic information.
Outside of the trading windows, members of Groups Two and Three may not purchase or sell Company securities, even if they are not personally aware of any material, nonpublic information. However, members of Groups Two and Three may engage in Permitted Transactions (described in Section VI below) outside of the trading windows.
The Company will communicate to each member of Groups Two and Three when each trading window will open and close. It is expected that the trading window generally will open two full trading days after the Company’s quarterly release of earnings and will close 15 days prior to the end of the following quarter. However, you should not expect that the window will open on any particular date or remain open for any minimum period of time. Significant corporate developments may require changes to the schedule, including closing the window at the Company’s option at any time.
Do not confuse the applicability of the trading windows with the broader prohibition on trading when you are in possession of material, nonpublic information described in Section II. Regardless of whether the trading window is open or closed, you may not trade in Company securities if you are in actual possession of material, nonpublic information about the Company.
Special Blackouts. The Company reserves the right to impose a trading blackout from time to time on all or any group of the Company’s directors, officers, employees or consultants when, in the judgment of the Company’s Compliance Officer and other senior officers, a blackout is warranted. During a special blackout, you will not be permitted to purchase or sell Company securities and you may or may not be allowed to execute Permitted Transactions (as defined below). A special blackout may also prohibit you from trading in the securities of other companies. If the Compliance Officer imposes a blackout to which you are subject, the Company will notify you when the blackout begins and when it ends and the securities and transactions to which it applies.
Standing Orders; Limit Orders. Purchases or sales resulting from standing orders or limit orders may result in the execution of orders without your control over the transaction or your awareness of the timing of the transaction. Even though you placed the order at a time when you were permitted to enter into transactions, you must be certain that this type of order will not be executed when you are in possession of material, nonpublic information about the Company or during a blackout period or for members of Group Two and Three, outside of a designated trading window. Accordingly, any standing orders should be used only for a very brief period and with detailed instructions to the broker who will execute the transaction. (Standing orders under an approved Rule 10b5-1 Trading Plan, described below, will not be subject to these limitations.)
5.    Pre-Clearance of Transactions
General. Before purchasing or selling Company securities, members of Groups Two and Three must obtain clearance of the transaction from the Compliance Officer. This clearance must be obtained before you place the order for, or otherwise initiate, any transaction in Company securities. Any pre-clearance that you obtain will be valid for a transaction executed within the timeframe specified, unless you learn of material, nonpublic information during that time. Whether or not your request for pre-clearance is granted, you must not inform anyone else of the results of your request.
Do not confuse pre-clearance of transactions with the broader prohibition on trading when you are in possession of material, nonpublic information described in Section II. Regardless of whether you have received pre-clearance for a transaction or whether a trading window is open or closed, you may not trade in Company securities if you are in actual possession of material, nonpublic information about the Company.
Permitted Transactions. Members of Groups Two and Three are not required to receive pre-clearance prior to entering into any Permitted Transaction, except as noted below.
6.    Permitted Transactions
The following are “Permitted Transactions”:
•acceptance or receipt of a stock option, shares of restricted stock or similar grants of securities under one of the Company’s employee benefit plans (including elections to acquire stock options or securities in lieu of other compensation) or the cancellation or forfeiture of options, restricted shares or securities pursuant to the Company’s plans;
•election to participate in, cease participation in or purchase securities under a Company employee stock purchase plan, if such a plan is in effect (see further discussion which follows);
•earning or vesting of stock options or shares of restricted stock and any related stock withholding;
•exercise of stock options issued under the Company’s stock option plans in a cash exercise, a stock-for-stock exercise or a net share exercise, payment of the exercise price in shares of already-owned stock and any related stock withholding transactions, but not (1) the sale of any stock acquired in the option exercise, (2) a “cashless exercise” in which shares are sold in the market, or (3) the use of proceeds from the sale of any such shares to exercise additional options (see further discussion which follows);
•transferring securities to an entity that does not involve a change in the beneficial ownership of the shares, for example, to an inter vivos trust of which you are the sole beneficiary during your lifetime (see further discussion which follows);
•making payroll contributions to a Company 401(k) plan, deferred compensation plan or any similar plan, but not (1) intraplan transfers involving any Company securities nor (2) a change in “investment direction” under such plan to increase or decrease your percentage investment contribution allocated to Company securities (see further discussion which follows);
•execution of a transaction pursuant to a contract, instruction, or plan described in Rule 10b5-1 (a “Trading Plan”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (see further discussion which follows);
•any other transaction designated by the Board or any Board committee or senior management, with reference to this Policy, as a Permitted Transaction: or

•earning shares of stock through the dividend reinvestment plan.
Pre-Disclosure of Undisclosed Material, Nonpublic Information. You may not enter into any Permitted Transaction unless you have disclosed any material, nonpublic information that you are aware of to the Company’s Compliance Officer or his or her designee. If you are a director or a member of senior management, the information must be disclosed to the Compliance Officer, and the Compliance Officer must disclose any such information to the Chief Executive Officer before any transaction listed qualifies as a Permitted Transaction. This ensures that the Company is fully aware of any material information affecting any security before you enter into a transaction involving Company securities.
Employee Benefit Plan Transactions. Included in the definition of Permitted Transactions are most of the ongoing transactions you might enter into under the Company’s equity-based benefit plans. For example, although your ongoing participation in a plan may involve the regular purchase of the Company’s common stock, either directly pursuant to an investment election or indirectly through an employer matching contribution, those purchases are Permitted Transactions. Please note, however, that the movement of balances in those plans into or out of Company securities or changes in your investment direction under those plans are not Permitted Transactions. This means that you may not make such transfers or elections while you are in possession of material, nonpublic information and that such transfers or elections must be made in compliance with any other restrictions under this Policy that apply to you (for instance, such transfers or elections could only be made during an open trading window and with pre-clearance if you are in Group Two or Three).
Transactions in employee stock options are also considered Permitted Transactions if there is no related sale on the market or to a person other than the Company. Please note, however, that a sale of stock following or in connection with an option exercise is not a transaction with the Company and is, therefore, not a Permitted Transaction. Thus, you may engage in a cash exercise of an option as long as you retain the stock you buy in the exercise. You can also engage in stock-for-stock exercises or elect stock withholding without violating the Policy. However, it would not be a Permitted Transaction for you to exercise a stock option, sell the resulting shares and then use the proceeds from that sale to pay for the exercise of additional stock options in a same day sale. Although exercises of Company stock options are Permitted Transactions, members of Groups Two and Three must pre-clear all stock option exercises.
Transactions in Which There is No Change in Beneficial Ownership. Certain transactions involve merely a change in the form in which you own securities. For example, you may transfer shares of stock to a trust if you are the only beneficiary of the trust during your lifetime. Likewise, changing the form of ownership to include a member of your household as a joint owner or as a sole owner is a Permitted Transaction since members of your household are considered the same as you for purposes of this Policy (and the shares will remain subject to the terms of this Policy).
Rule 10b5-1 Trading Plans. The SEC has enacted a rule (Rule 10b5-1 under the Exchange Act) that provides an affirmative defense against violations of the insider trading laws for certain transactions if you enter into a contract, provide instructions, or adopt a written plan for a transaction in securities when you are not in possession of material, nonpublic information, even if it turns out that you had such information when the transaction is actually completed. The initiation of, and any modification to (including termination), any such Trading Plan will be deemed to be a transaction in the Company’s securities, and such initiation or modification (including termination) is subject to all limitations and prohibitions relating to transactions in the Company’s securities. Each such Trading Plan, and any modification (including termination) thereof, must be submitted to and pre-approved by the Compliance Officer, who may impose such conditions on the implementation and operation of the Trading Plan as the Compliance Officer deems necessary or advisable. However, compliance of the Trading Plan to the terms of Rule 10b5-1 and the execution of transactions pursuant to the Trading Plan are the sole responsibility of the person initiating the Trading Plan, not the Company or the Compliance Officer.
Trading Plans do not exempt individuals from complying with Section 16 short-swing profit rules or liability.
Rule 10b5-1 presents an opportunity for insiders to establish arrangements to sell (or purchase) Company stock without the restrictions of trading windows and black-out periods, even when there is undisclosed material information. A Trading Plan may also help reduce negative publicity that may result when key executives sell the Company’s stock. Rule 10b5-1 only provides an “affirmative defense” in the event there is an insider trading lawsuit. It does not prevent someone from bringing a lawsuit.
A director, officer or employee may enter into a Trading Plan only when he or she is not in possession of material, nonpublic information, and only during a trading window period outside of the trading black-out period. Although transactions effected under a Trading Plan will not require further pre-clearance at the time of the trade, any transaction (including the quantity and price) made pursuant to a Trading Plan of a Section 16 reporting person must be reported to the Company promptly on the day of each trade to permit the Company’s filing coordinator to assist in the preparation and filing of a required Form 4. Such reporting may be oral or in writing (including by e-mail) and should include the identity of the reporting person, the type of transaction, the date of the transaction, the number of shares involved and the purchase or sale price. However, the ultimate responsibility, and liability, for timely filing remains with the Section 16 reporting person.
The Company reserves the right from time to time to suspend, discontinue or otherwise prohibit any transaction in the Company’s securities, even pursuant to a previously approved Trading Plan, if the Compliance Officer, in its discretion, determines that such suspension, discontinuation or other prohibition is in the best interests of the Company. Any Trading Plan submitted for approval hereunder should explicitly acknowledge the Company’s right to prohibit transactions in the Company’s securities. Failure to discontinue purchases and sales as directed shall constitute a violation of the terms of this Policy and result in a loss of the exemption set forth herein.
Officers, directors and employees may adopt Trading Plans with brokers that outline a pre-set plan for trading of the Company’s stock, including the exercise of options. Trades pursuant to a Trading Plan generally may occur at any time. Trading Plans must be reviewed, approved and counter-signed by the Company, and must comply in all respects with the requirements of Rule 10b5-1, which include the following:
•    a cooling-off period for insiders of the later of (1) 90 days following adoption of the Trading Plan; or (2) two business days following the disclosure in certain periodic reports of the Company’s financial results for the fiscal quarter in which the plan was adopted (but not to exceed 120 days following adoption of the Trading Plan) before any trading can commence under the Trading Plan;
•    a cooling-off period of 30 days for other persons;
•    a condition for insiders to include a representation in their Trading Plan certifying, at the time of the adoption, that: (1) they are not aware of material nonpublic information about the Company or its securities; and (2) they are adopting the Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5;
•    a limitation on using multiple overlapping Trading Plans (except as otherwise permitted by Rule 10b5-1);
•    a limitation on the ability of anyone other than issuers to rely on the affirmative defense for a single trade plan to one such Trading Plan during any consecutive 12-month period; and
•    a condition that all persons entering into a Trading Plan must act in good faith with respect to that plan.
Please review the following description of how a Trading Plan works.
Pursuant to Rule 10b5-1, an individual’s purchase or sale of securities will not be “on the basis of” material, nonpublic information if:
•    First, before becoming aware of the information, the individual enters into a binding contract to purchase or sell the securities, provides instructions to another person to sell the securities or adopts a written plan for trading the securities (i.e., the Trading Plan).
•    Second, the Trading Plan must either:
•    specify the amount of securities to be purchased or sold, the price at which the securities are to be purchased or sold and the date on which the securities are to be purchased or sold;
•    include a written formula or computer program for determining the amount, price and date of the transactions; or
•    prohibit the individual from exercising any subsequent influence over the purchase or sale of the Company’s stock under the Trading Plan in question.

•    Third, the purchase or sale must occur pursuant to the Trading Plan and the individual must not enter into a corresponding hedging transaction or alter or deviate from the Trading Plan.
•    Fourth, the Trading Plan must satisfy the requirements set forth above.
Revocation of Trading Plans should occur only in unusual circumstances. Effectiveness of any revocation or amendment of a Trading Plan will be subject to the prior review and approval of the Compliance Officer. Revocation is effected upon written notice to the broker. Once a Trading Plan has been revoked, the participant must wait until the applicable cooling-off period has expired as described above before trading outside of a Trading Plan or establishing a new Trading Plan. You should note that revocation of a Trading Plan can result in the loss of an affirmative defense for past or future transactions under a Trading Plan. You should consult with your own legal counsel before deciding to revoke a Trading Plan. In any event, you should not assume that compliance with the aforementioned cooling-off period will protect you from possible adverse legal consequences of a Trading Plan revocation.
A person acting in good faith may amend a prior Trading Plan so long as such amendments are made outside of a quarterly trading black-out period and at a time when the Trading Plan participant does not possess material, nonpublic information. Plan amendments must not take effect for at least 30 days after the plan amendments are made.
Under certain circumstances, a Trading Plan must be revoked. This may include circumstances such as the announcement of a merger or the occurrence of an event that would cause the transaction either to violate the law or to have an adverse effect on the Company. The Compliance Officer or administrator of the Company’s stock plans is authorized to notify the broker in such circumstances, thereby insulating the insider in the event of revocation.
7.    Sanctions for Violations of this Policy
The SEC, the stock exchanges and plaintiffs’ lawyers focus on uncovering insider trading and use sophisticated technologies to investigate suspicious activity.
A breach of the insider trading laws could expose the insider to criminal fines of up to $5,000,000 and imprisonment of up to 20 years, in addition to civil penalties (up to three times the profits earned), and injunctive actions. In addition, punitive damages may be imposed under applicable state laws. Securities laws also subject controlling persons to civil penalties for illegal insider trading by employees. Controlling persons include directors, officers and supervisors. These persons may be subject to fines of up to the greater of $2,479,282 (as adjusted from time to time) or three times the profit realized or loss avoided by the insider. Accordingly, it is incumbent on all Company employees to comply with this policy and applicable securities laws and to ensure that those employees who they supervise also comply.
Inside information does not belong to any of the Company’s individual directors, officers, employees or consultants. This information is an asset of the Company. For any person to use such information for personal benefit or to disclose it to others outside of the Company violates the Company’s Code of Ethics and Business Conduct, this Policy and federal securities laws. More particularly, insider trading is a fraud against members of the investing public and against the Company. Whether or not there is any actual trading of Company securities, any violation of this Policy will be grounds for discipline, up to termination of employment for cause.
8.    Administration of this Policy
Administration by the Compliance Officer. The day-to-day administration of this Policy will be carried out by the Compliance Officer. If you have any questions concerning the interpretation of this Policy, you should direct your questions to the Compliance Officer.
Reporting Violations. If you become aware of any violation of this Policy, you should report it immediately to the Compliance Officer.
Exemptions. An individual subject to the trading windows or special blackout periods described in Section IV may request the Compliance Officer to grant him or her a hardship exemption from those restrictions if he or she is not otherwise prohibited from trading under Section II. However, the Company anticipates that exemptions will be given very rarely and only in extreme circumstances.
Amendment of the Policy. The Company’s senior officers reserve the right to amend this Policy from time to time in consultation with the Chair of the Audit Committee. If they do so, the Company will communicate to you through normal communications channels the substance of any such changes.
Please bear in mind that the ultimate responsibility for complying with this Policy and applicable laws and regulations rests with you. You should use your best judgment and consult with the Compliance Officer and your legal and financial advisors, as needed.